December 18, 2025

Karl Gubitz
Chief Financial Officer
argenx SE
Laarderhoogtweg 25
1101 EB Amsterdam

        Re: argenx SE
            Form 20-F for Fiscal Year Ended December 31, 2024
            File No. 001-38097
Dear Karl Gubitz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences